UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. announced that today that it has entered into a definitive agreement to acquire the Lifespan® ePTFE vascular graft business, located in Laguna Hills, California, from Edwards Lifesciences Corporation (NYSE:EW) for $14 million in cash. The transaction is subject to approval from Edwards Lifesciences’ board of directors.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: November 3, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Thursday, November 3, 2005

ANGIOTECH AGREES TO ACQUIRE VASCULAR GRAFT PRODUCT LINE FROM EDWARDS LIFESCIENCES

FIRST COMMERCIAL PRODUCTS FOR VASCULAR PROGRAM

VANCOUVER, BC, November 3, 2005 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced that it has entered into a definitive agreement to acquire the Lifespan® ePTFE vascular graft business, located in Laguna Hills, California, from Edwards Lifesciences Corporation (NYSE:EW) for $14 million in cash. The transaction is subject to approval from Edwards Lifesciences’ board of directors.

The agreement includes a distribution arrangement with Edwards, whereby Edwards will retain certain rights to distribute the existing Lifespan® product line globally for a period of up to five years as well as become the exclusive distributor of Angiotech’s Vascular Wrap™ paclitaxel-eluting mesh products as packaged in combination with the Lifespan® vascular graft products in the European Union for a period of up to three years following regulatory approval.

Angiotech has the right at any time to exercise co-distribution rights to the standalone Lifespan product line in the United States, and can also co-distribute the standalone products in the European Union after a period of three years.  Angiotech has retained all distribution rights with respect to Vascular Wrap products packaged in combination with ePTFE vascular grafts in the United States, and with respect to any standalone Vascular Wrap products worldwide.  Angiotech expects the transaction to close in the fourth quarter of 2005.

The Edwards Lifespan® ePTFE product line has over 75 product iterations and includes vascular grafts of various sizes and lengths.  Edwards’s distribution network for the products includes a full line vascular sales force in excess of 20 direct sales representatives in both the U.S. and Europe supplemented by a number of independent distributors.

“Our transaction and partnership with Edwards significantly enhances the financial potential of Angiotech’s Vascular Wrap product development program for an investment of $14 million, said Tom Bailey, Vice President, Business Development of Angiotech.  “In a single step, we have secured a near-term distribution relationship for our Vascular Wrap product in the European Union as well as an additional future revenue opportunity for Angiotech, as we now can potentially generate revenue from the direct sale by Angiotech of ePTFE vascular grafts as well as our Vascular Wrap product, should our product development efforts prove successful.  In addition, this is a non-dilutive transaction, as at the current revenue levels this operation is expected to be a positive contributor to our cash flow and earnings while we conduct clinical studies and pursue various regulatory approvals for the Vascular Wrap product.”

As peripheral vascular disease has increased, the number of bypass procedures has also increased.  Typically in a bypass procedure, vascular surgeons circumvent a clogged artery using either a vein harvested from a patient’s body or a synthetic graft made from synthetic materials, such as ePTFE, that have optimal stability and resistance to degradation.  Over the last 20 years, ePTFE has become the gold standard for synthetic vascular grafts. Despite these improvements, today’s patency rates leave room for improvement, which is Angiotech’s goal for its paclitaxel-eluting Vascular Wrap™ product currently in clinical trials.

Edwards Lifesciences, a leader in advanced cardiovascular disease treatments, is the number-one heart valve company in the world and the global leader in acute hemodynamic monitoring. Headquartered in Irvine, Calif., Edwards focuses on specific cardiovascular opportunities including heart valve disease, peripheral vascular disease and critical care technologies. The company's global brands, which are sold in approximately 100 countries, include Carpentier-Edwards, Cosgrove-Edwards, Fogarty, LifeStent, PERIMOUNT and Swan-Ganz. Additional company information can be found at http://www.edwards.com.

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Todd Young, Vice President Investor Relations and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard, Waggener Edstrom Bioscience, (503) 443-7863,

Email: colleenb@wagged.com

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